Exhibit 12

NYSE Euronext

Computation of Ratio of Earnings to Fixed Charges

	Year-Ended December 31,
	2010	2009	2008		2007	2006
	($ in millions, except ratio)

Determination of Earnings:
Income (loss) from continuing operations before income tax benefit (provision) and noncontrolling interest(1)	$692	$203	$(646	)(2)	$882	$329
Add:
Fixed charges	111	122	150		129	3

Pre-tax earnings (losses) before fixed charges	803	325	(496)		1,011	332
Fixed Charges:
Interest expense	111	120	149		126	—
Other(3)	—	2	1		3	3

Fixed charges	111	122	150		129	3
Preference security dividend requirements	—	—	—		—	—

Total fixed charges	111	122	150		129	3
Ratio of earnings to fixed charges	7.23	2.66	N/A	(4)	7.84	110.67

(1)	Pre-tax income from continuing operations excludes income from associates.

(2)	Includes non-cash impairment charges of $1,590 million.

(3)	Other fixed charges consist of the interest factor in capital and operating leases.

(4)	Due to the loss in 2008, earnings were insufficient to cover fixed charges by $646 million.